January 9, 2014

Christina Di Angelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C., 20549-4720

Re: Reich & Tang Funds -- Financial Filings

Dear Ms. Di Angelo,

This letter is written in response to your comments, provided to us on December 12, 2013 during a conference telephone call, in connection with your routine, periodic review of the recent financial filings on form N-CSR for the following funds (collectively, the "Funds" ) managed by Reich & Tang Asset Management LLC ("RTAM"):

California Daily Tax-Free Income Fund, Inc. (811-04922)

Daily Income Fund (811-08312)
▪	Money Market Portfolio
▪	U.S. Treasury Portfolio
▪	U.S. Government Portfolio
▪	Municipal Portfolio
▪	RNT Natixis Liquid Prime Portfolio

Each individual response below is preceded by a summary of the SEC comment.

SEC COMMENTS and RTAM RESPONSES

Form N-CSR: Comments applying to both Funds
1.	Going forward, in the statement of assets and liabilities, please include appropriate disclosure regarding any directors’ expenses remaining open at year-end.

RTAM Response: Directors fees are paid quarterly.  There were no accrued directors’ fees and expenses outstanding at year-end March 31, 2013.  Going forward, we expect that directors’ fees and expenses will continue to be fully paid by year-end.  In the unlikely event there are open accruals for directors’ expenses in the future, RTAM will include appropriate disclosure in the notes to the financial statements for affiliated transactions.

2.	Going forward, please include expiration dates in the financial notes regarding fee waivers to match the prospectus disclosure regarding such waivers.

RTAM Response: We will revise the voluntary fee waivers and expense cap disclosure on both Funds’ annual reports to match the prospectus disclosure.

Form N-CSR: California Daily Tax Free Income Fund, Inc.

1.	Add disclosure to Note 1 of the Annual Report to define the Fund as a “diversified fund” as is done in the Daily Income Fund Annual Report.

RTAM Response: We will add disclosure to Note 1 of the annual report to define the Fund as a “diversified, open-ended investment company”.

2.	In the disclosure regarding Proxy Voting, please correct the reference to the year-ending to June 30th and not December 31st.

RTAM Response: We will correct the reference to the year-ending to June 30th.

3.
Please update the narrative preceding the hypothetical expense example to include the disclosure of the wire redemption fee included in the “Fee & Expense Table” of the prospectus for the Class A/Class B Shares of California Daily Tax Free Income Fund, Inc.

RTAM Response: Wire redemption fee is charged to direct shareholders for wire redemptions of less than $10,000.  The “Fee & Expense Table” of the Prospectus will be updated in April 2014 to remove the reference to the wire redemption fee as the fee is not charged to all shareholders.  Disclosure regarding the redemption fee will remain the “Redemption of Shares” section of the Prospectus.

Form N-CSR: Daily Income Fund

1.	Please include disclosure regarding the Fund not having the right to recoup waived fees in Note 2 to match the disclosure included in the California Daily Tax Free Income Fund, Inc. annual report.

RTAM Response: We will include disclosure regarding the Fund not having the right to recoup prior fee waivers in the Fund’s March 31, 2014 annual report.

2.
Considering that the Municipal Portfolio contains a breakdown of portfolio holdings by state, and that as of 3/31/13, it appears that the Portfolio is invested 57% in NY Municipalities, consider whether the Prospectus has adequate disclosure regarding any risk of concentration by state.

RTAM Response: The investments made by the Municipal Portfolio in New York municipalities are comprised of two types of security instruments: Tax Exempt Obligation Notes (15% of the Municipal Portfolio) and Tax Exempt Variable Rate Demand Notes (42% of the Municipal Portfolio).  All of the Tax-Exempt Variable Demand Notes (“VRDNs”) were unconditionally secured as to a principal and interest by a letter of credit provided by a third party institution (“Unconditional Guarantor”; typically a banking institution).  With respect to the Tax Exempt Obligation Notes, RTAM based its assessment of minimal credit risk on a review of the New York municipality issuer.  For the VRDNs, RTAM based its assessment of minimal credit risk solely on the creditworthiness of the Unconditional Guarantor in accordance with Rule 2a-7.  Going forward, the breakdown of security holdings by state (“Breakdown by State Chart”) will no longer be included as part of the financial statements.  RTAM will continue to disclose the identity of the LOC providers on the Municipal Portfolio’s Schedule of Investments. RTAM feels that the description of variable rate demand instruments, credit enhancement features as well as the credit risk associated with the Municipal Portfolio’s investments are adequately disclosed in the Fund’s Prospectus and SAI.  However, as part of the next update, RTAM will add language to the SAI clarifying that the Fund’s expectation to invest less than 25% of the Municipal Portfolio’s total assets in municipal obligations whose issuers are located in the same state does not include VRDNs with respect which RTAM is relying solely in the Unconditional Guarantor for purposes of meeting the minimal credit risk requirement.

3.
For the RNT Natixis Liquid Prime Portfolio’s Treasurer and Liquidity classes, please explain the difference between the expense ratio disclosed in the Annual report as compared to the expense ratio disclosed in the July 29, 2013 Prospectus.

RTAM Response: The RNT Natixis Liquid Prime Portfolio’s ”Other Expenses” as disclosed in the fee table in its prospectus dated July 29, 2013, were inadvertently shown net of voluntary fee waivers.  The “Other Expenses” should have been shown as 0.14% for the Treasurer Shares and 0.17% Liquidity Shares, with a footnote to the fee table disclosing that the Manager voluntarily waived 0.05% in order to maintain Total Annual Fund Operating Expenses at 0.15% for the Treasurer Shares and 0.18% for the Liquidity Shares, respectively.  Additionally, as set forth in the prospectus and as shown in the Annual Report, the Manager waived additional fees in amounts in excess of the voluntary fee waivers discussed above in an effort to maintain certain net yields.  We note that the RNT Natixis Liquid Prime Portfolio was fully liquidated on September 5, 2013.

We understand that the Funds are responsible for the adequacy and accuracy of the disclosure in the filings referred to above and that SEC Staff ("Staff") comments or changes to disclosures in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings.  Further, we understand that the Funds may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 830-5277.

Sincerely,

/s/Esther Cheung
Esther Cheung
Vice President
Reich & Tang Asset Management, LLC
(Treasurer and Assistant Secretary of each of the Funds)